FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Filing of annual report on Form 20-F for the year ended December 31, 2011

Item 1

Buenos Aires, May 16, 2012

Filing of 2011 Annual Report on Form 20-F

In accordance with the requirement of the NYSE Listed Company Manual, YPF S.A. informs that it has filed its Annual Report on Form 20-F for the fiscal year 2011 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on: http://www.ypf.com. Hard copies of the complete audited financial statements, may be obtained free of charge by shareholders upon request.

For a copy of the annual report, requests should be directed to:

Investor Relations
Macacha Güemes 515 (C1106BKK) Ciudad Autónoma de Buenos Aires ARGENTINA Phone: (5411) 5441-2782 inversoresypf@ypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 16, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Intervenor